Howard H. Lamar III

hlamar@bassberry.com

(615) 742-6209

June 24, 2014

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	John Reynolds
David Link
Ruairi Regan
Raj Rajan
Jamie Kessel

Re:	AAC Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted May 5, 2014
CIK No. 0001606180

Ladies and Gentleman:

On behalf of AAC Holdings, Inc. (the “Company,” “Holdings,” “we,” “our” or “us”), we are concurrently submitting under the Securities Act of 1933, as amended (the “Securities Act”) on a confidential basis, a revised version of the Registration Statement on Form S-1 (CIK No. 0001606180), which was initially submitted by the Company on a confidential basis to the U.S. Securities and Exchange Commission (the “Commission”) on May 5, 2014 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated May 30, 2014 (the “Letter”). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the revised Registration Statement in paper format, marked to show changes from the draft Registration Statement confidentially submitted to the Commission on May 5, 2014.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures, including financial results from the first quarter of 2014.

General

1.	We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

United States Securities and Exchange Commission

June 24, 2014

Response: The Company acknowledges the Staff’s comment and will provide sufficient time for the Staff to review a pre-effective amendment with a price range included and with the related information now appearing blank throughout the document completed.

2.	Prior to the effectiveness of the company’s registration statement, please have a FINRA representative call the staff to confirm whether or not the amount of compensation allowable or payable to the Underwriters has received clearance.

Response: The Company acknowledges the Staff’s comment and confirms that, prior to requesting effectiveness of the Registration Statement, the Company will arrange to have a FINRA representative call the Staff to confirm whether the amount of compensation allowable or payable to the underwriters has received clearance.

3.	Prior to effectiveness, please have a stock exchange representative call the staff to confirm that your securities have been approved for listing.

Response: The Company acknowledges the Staff’s comment and confirms that it will have a representative of the New York Stock Exchange call the Staff to confirm that the securities have been approved for listing prior to requesting effectiveness.

4.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: In response to the Staff’s request, concurrently herewith, the Company is providing to the Staff on a supplemental basis all of the written materials that were presented to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such potential investors during the Company’s meetings, and therefore did not constitute “written communications” as defined in Rule 405 under the Securities Act. To the Company’s knowledge, no research reports about the Company have been published or distributed to date in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or, to the Company’s knowledge, will participate in the offering. The Company represents that to the extent that any such research reports are published or distributed, we will provide them to the Staff on a supplemental basis.

Industry and Market Data

5.	We note the sentence on the inside cover page that “Although we believe these sources are reliable, we have not independently verified such information.” Please remove such statement, as it implies that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the inside cover page of the prospectus to remove the statement that it has not independently verified such information.

United States Securities and Exchange Commission

June 24, 2014

Risk Factors, page 15

6.	All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them. Please revise to delete the fifth sentence of the first paragraph relating to unknown or immaterial risks that states “[a]dditional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially adversely affect our business, financial condition ….”

Response: In response to the Staff’s comment, the Company has revised its disclosure to delete the fifth sentence of the first paragraph relating to unknown or immaterial risks on page 15 of the Registration Statement.

Use of Proceeds, page 35

7.	We note the broad discretion in the application of the proceeds for general corporate purposes. Please revise to clearly address the related contingencies and alternatives. See Instruction 7 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 35 of the Registration Statement.

Capitalization, page 36

8.	Please show us how pro forma 9,675,580 shares disclosed here were derived.

Response: The following table summarizes the computation of the 9,675,580 pro forma shares of Holdings common stock issued and outstanding at December 31, 2013:

American Addiction Centers, Inc. (“AAC”) common stock classified in mezzanine equity as of December 31, 2013 that were exchanged for Holdings common stock	7,244,109
AAC common stock classified in permanent equity as of December 31, 2013 that were exchanged for Holdings common stock	1,437,629

8,681,738
AAC common shares issued from February 2014 through April 2014 in the private placement that were exchanged for Holdings common stock	471,843

9,153,581
Holdings common stock issued April 15, 2014 in connection with the acquisition of Behavioral Healthcare Realty, LLC (“BHR”)	521,999

Pro forma Holdings common shares issued and outstanding (excluding shares subscribed classified in permanent equity)	9,675,580

The Capitalization table included in the Registration Statement has been updated to reflect financial information as of March 31, 2014. Accordingly, the pro forma shares of Holdings

United States Securities and Exchange Commission

June 24, 2014

common stock issued and outstanding was updated to reflect March 31, 2014 balances. The following table summarizes the computation of the 9,762,076 pro forma shares of Holdings common stock issued and outstanding at March 31, 2014:

AAC common stock classified in mezzanine equity as of March 31, 2014 that were exchanged for Holdings common stock	7,244,109
AAC common stock classified in permanent equity as of March 31, 2014 that were exchanged for Holdings common stock	1,852,951

9,097,060
AAC common shares issued in April 2014 in the private placement that were exchanged for Holdings common stock	143,017

9,240,077
Holdings common shares issued April 15, 2014 in connection with the acquisition of BHR	521,999

Pro forma Holdings common shares issued and outstanding (excluding shares subscribed classified in permanent equity)	9,762,076

Unaudited Pro Forma Consolidated Financial Statements, page 40

9.	We note your disclosure here that the pro forma adjustments reflecting the completion of the BHR Acquisition are based upon accounting for the exchange of common equity interest as a common control transaction. Please clarify for us (a) the detailed ownership of Holdings and BHR before the acquisition and (b) the basis for your accounting for the acquisition of BHR as a common control transaction. Please provide us the specific accounting literature that supports your accounting position.

Response: In response to the Staff’s comment, we have provided below the detailed ownership of Holdings and BHR before the BHR Acquisition, and an explanation of the Company’s accounting for the BHR Acquisition.

As detailed in the Company’s response to comment 23 below, BHR was not under common control as defined in EITF Issue 02-05 at October 8, 2013, and continued to not be under common control as of April 15, 2014 as detailed in the following analysis:

Acquisition of BHR

On April 15, 2014, the Company acquired 100% of the outstanding common membership interests of BHR. The ownership interests as of April 15, 2014 prior to completion of such acquisition were as follows for BHR and Holdings (inclusive of Holding shares issued in the acquisition of Clinical Revenue Management Services, LLC and excluding the Holdings shares issued for BHR):

United States Securities and Exchange Commission

June 24, 2014

BHR	Common Units	Ownership %	Voting %
Michael T. Cartwright	45	45.0%	51.0%
Jerrod N. Menz	45	45.0%	40.1%
Kirk R. Manz	10	10.0%	8.9%

Total	100	100.0%	100.0%

Holdings	Shares	Ownership %	Voting %
Michael T. Cartwright and family	3,581,348	37.9%	37.9%
Jerrod N. Menz and family	3,227,851	34.1%	34.1%
Kirk R. Manz	258,273	2.7%	2.7%
All other shareholders	2,386,414	25.2%	25.2%

Total	9,453,886	100.0%	100.0%

After further review in light of the Staff’s comment, we have revised our accounting description of the BHR Acquisition in the following portions of the Registration Statement to confirm that the BHR Acquisition should be referred to as an acquisition of additional ownership interests in a variable interest entity (“VIE”): (i) the third paragraph of the description of the Unaudited Pro Forma Consolidated Financial Statements on page 41 of the Registration Statement, (ii) the notes to Unaudited Pro Forma Consolidated Financial Statements in the last paragraph beginning on page 50 of the Registration Statement, (iii) the adjustment (kk) on page 51 of the Registration Statement, and (iv) the fourth paragraph in the Notes to the Consolidated Financial Statements on page F-43. We believe the BHR Acquisition should be accounted for in accordance with ASC 810-10-45-21a through 23, which addresses accounting for changes in a parent’s ownership interest in a subsidiary that does not result in a change in control of that subsidiary. Such transactions are accounted for as equity transactions. Please refer to ASC 810-10-45-23 below:

45-23 Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners). Therefore, no gain or loss shall be recognized in consolidated net income or comprehensive income. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54 Revenues, page 55

United States Securities and Exchange Commission

June 24, 2014

10.	To enhance the readers’ understanding of your business, improve disclosure regarding composition of the accounts receivable balances and to assist investors in assessing collectability, please expand your disclosures regarding “Revenues” to include the following disclosures:

•	Disclose in a comparative tabular format for each period presented, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Commercial Payor and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

•	Disclose the days’ sales outstanding for each period and provide a discussion in liquidity and capital resources of the reasons for significant changes from the prior period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 66 of the Registration Statement in order to disclose the aging of accounts receivable in a tabular format and days’ sales outstanding for each period presented. With respect to payor mix and as described in our revised disclosure on page 62 of the Registration Statement, our accounts receivable primarily consists of amounts due from commercial payors. The client self-pay portion is usually collected upon admission and in limited circumstances the client will make a deposit and negotiate the remaining payments as part of the services. We do not recognize revenue for any amounts not collected from the client in either of these situations. In addition, from time to time we may provide scholarships to a limited number of clients, and we do not recognize revenues for scholarships provided. Included in the aging of accounts receivable are amounts for which the commercial insurance company paid out-of-network claims directly to the client and for which the client has yet to remit the insurance payment to us (which we refer to as “paid to client”). Such amounts paid to client continue to be reflected in our accounts receivable aging as amounts due from commercial payors. Accordingly, our accounts receivable aging does not provide for the distinct identification of paid to client receivables.

Liquidity and Capital Resources, page 63

11.	We note you expect your principal sources of liquidity after the offering to consist of cash on hand, cash flows from operating activities and borrowings under your revolving line of credit and that the funds provided by these sources will be adequate to meet your working capital needs, debt service and maintenance capital expenditures for at least the next 12 months. Please expand your liquidity discussion to provide a clear picture of your ability to generate cash and to meet all existing and known cash requirements including the acquisition of the two properties under contract and the repayment of indebtedness including the Academy Loan and the TSN Acquisition debt. Refer to SEC Release No. 33-8350 for further guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 72 of the Registration Statement.

United States Securities and Exchange Commission

June 24, 2014

Consolidation of VIEs, page 70

12.	We note your disclosure that “[d]uring 2013, each of our treatment facilities entered into management services agreements with five professional groups ….” Please revise your business section to address the material terms of the management services agreements. Specifically address how the company controls the professional groups, how the company directs the activities that impact the economic performance of the professional groups, and how the company provides necessary funding to the professional groups and how the company will absorb the gains and losses. We may have further comment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 78, 79, 97 and 98 of the Registration Statement.

Business, page 76

13.	You cite various sources of industry data including NIDA and IBISWorld in several places in the summary and business sections. Please provide us with copies of the reports from which you have taken this data. Clearly mark the supporting statements in the supplemental materials. Also, please provide support for your claims that you are one of the top ten largest premium residential substance abuse treatment facilities in the United States and have one of the largest in-house sales forces in the substance abuse industry.

Response: In response to the Staff’s comment, concurrently herewith, the Company is providing to the Staff supplementally under separate cover copies of the reports and other support citing the industry data that it has included throughout the summary and business sections of the Registration Statement. As requested, the supporting statements are clearly marked in the reports and other supporting materials.

In response to the Staff’s comment with respect to the statement that management believes Desert Hope is one of the top ten largest premium facilities in the industry, we respectfully advise the Staff that such statement is made based on management’s good faith belief based on the bed count of the Company’s Desert Hope facility relative to its peers’ facilities in the market, including Acadia Healthcare Company, Inc. and CRC Health Corp. The statement that management believes the Company offers one of the largest for-profit programs relative to others in the industry is based on the highly fragmented market for mental health and substance abuse treatment facilities. In particular, as disclosed on page 95 of the Registration Statement, approximately 16,700 different facilities provide services to the adult and adolescent population, of which only 33% are operated by for-profit organizations. Of those for-profit organizations, only a very small number publicly disclose their bed counts by facility. Our management team’s beliefs are also based on their experience in the industry, discussions with other market participants, and attendance at industry conferences.

As a result of this fragmented market and lack of publicly available information regarding competitors, the Company is unable to cite specific third party data with respect to its relative position concerning its size and in-house sales force, and has deleted the statement that Desert Hope represents one of the top ten largest facilities and that the Company has one of the largest in-house sales forces in the substance abuse industry. However, management believes disclosure with respect to the general size of the Company’s Desert Hope facility and the Company’s program is appropriate and provides investors with management’s good faith belief as to the size of the Company compared to that of its competitors.

14.	Please clarify what you mean by the phrase evidence-based and describe the types of therapy you provide. Also describe the extent to which you provide medical and psychiatric care other than in connection with the detoxification program.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Registration Statement. With respect to the extent to which the Company provides

United States Securities and Exchange Commission

June 24, 2014

medical and psychiatric care other than in connection with the detoxification program, we respectfully advise the Staff that, through our relationships with five professional physician groups, medical and psychiatric care is provided on an as needed basis to all clients in connection with the Company’s residential treatment and partial hospitalization services, as described on page 92 of the Registration Statement.

Properties, page 83

15.	Please describe the material terms of the leases under which your principal properties are held.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Registration Statement.

Management, page 95

16.	Please provide the complete five years business experience for Mr. Freeman and Mr. Ragsdale including the dates they served in each of their indicated capacities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 108 and 109 of the Registration Statement.

Description of Capital Stock, page 117

17.	The statement that “all of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, duly authorized, validly issued, fully paid and nonassessable” is a legal conclusion that the company is not qualified to make. Either attribute the statement to counsel and provide their consent or revise to delete the statement. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Registration Statement to delete the statement that “[a]ll of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, duly authorized, validly issued, fully paid and nonassessable.”

Underwriting, page 126

18.	Please revise your disclosure in this section to explain clearly what each of short sales, covered short sales, and naked short sales are.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Registration Statement.

19.	Please clarify whether the shares that may be sold in the directed share program will be subject to lock-up agreements.

Response: The Company respectfully advises the Staff that the disclosure in the third paragraph on page 141 of the Registration Statement provides that “each of the purchasers in the directed share program will agree” to the lock-up restrictions described therein. In addition, the Company has supplemented its disclosure in the last sentence of the last paragraph beginning on page 140 of the Registration Statement.

United States Securities and Exchange Commission

June 24, 2014

Financial Statements

General

20.	Please revise to provide the financial statements for Concord Real Estate LLC and The Academy Real Estate LLC as required by Rule 3-14 of Regulation S-X or demonstrate to us how you determined these financial statements are not required. In this regard, please ensure to include in your response the computations of significance tests as applicable.

Response: In response to the Staff’s comment, the Company respectfully submits the analysis below to support its determination that financial statements for Concorde Real Estate, LLC (“Concorde”) and The Academy Real Estate, LLC (“Academy”) are not required by Rule 3-14 of Regulation S-X.

Concorde

As disclosed in Note 5 to the audited consolidated financial statements, AAC determined that Concorde is a VIE and that AAC is the primary beneficiary of the VIE. AAC began consolidating Concorde as of June 27, 2012. AAC, through a wholly owned subsidiary, entered into a triple net operating lease with Concorde, which commenced on November 1, 2012. Concorde did not have operations of any kind or any leasing history prior to November 1, 2012.

Section 2330.10 of the Division of Corporation Finance’s Financial Reporting Manual provides that “[w]here a registrant acquires a property that does not have a leasing history, such as a previously owner-occupied or newly constructed property, financial statements of the property are not required. Where the leasing history is less than three months, financial statements of the property are not required.” Accordingly, because Concorde did not have any leasing history until after its consolidation by AAC, AAC has not tested for significance and would not be required under Rule 3-14 of Regulation S-X to present audited statement or revenues and certain direct expenses for Concorde for any period.

Academy

As disclosed in Note 5 to the audited consolidated financial statements, Academy was a wholly owned subsidiary of AAC formed to acquire land (Riverview) and a vacant building in May 2013, at which time AAC began making plans to renovate the property for use as a treatment facility. AAC then sold all of the outstanding membership interests in Academy to BHR on December 10, 2013. Prior to such sale, BHR was already a VIE whose results were consolidated (and now includes The Academy) in the AAC financial statements. At the time of the sale on December 10, 2013, Academy did not have operations of any kind or any prior leasing history. BHR is continuing to renovate the property and, upon the completion of the renovation, Academy will commence a lease of the property to AAC. Accordingly, AAC has not tested for significance and would not be required to present audited statement or revenues and certain direct expenses for Academy for any period under the provision of the Division of Corporation Finance’s Financial Reporting Manual Section 2330.10 described above.

American Addiction Centers, Inc. and Subsidiaries

Audited Financial Statements for the Years Ended December 31, 2012 and 2013

United States Securities and Exchange Commission

June 24, 2014

General

21.	Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has updated the financial information provided pursuant to the requirements of Rule 3-12 of Regulation S-X. Please see pages F-45 through F-63 of the Registration Statement. The section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other disclosures have also been updated accordingly.

3. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page F-12

22.	We note your disclosure that the substance abuse/behavioral healthcare treatment services operating segment represents one reporting unit for purposes of the Company’s goodwill impairment test. Considering you provide services through six treatment facilities, tell us (a) what do you consider a reporting unit and (b) how you concluded that you have one reporting unit which is defined at your operating segment level. In your response, please provide us with your analysis how you complied with the guidance in FASB ASC 350-20-35-34.

Response: In response to the Staff’s comment, the Company notes that ASC 350-20-35-34 states, “a component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.” ASC 280-10-50-1 defines an operating segment as a component of a business entity that has each of these characteristics:

a.	it engages in business activities from which it may earn revenues and incur expenses;

b.	its operating results are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and

c.	its discrete financial information is available.

AAC currently operates six treatment facilities that provide treatment space, facility staff, lodging, client activities, outdoor space, and other services essential to client treatment. The treatment facilities are engaged in operations that earn revenue and incur expenses and while discrete facility financial information is available, it is not central to operating and managing the business. Additionally, the Company maintains management of the centralized human resources, payroll, accounting and financial reporting, and billing and collections at its Brentwood, Tennessee headquarters. AAC has established and utilizes protocols at its centralized call center to assess each client’s insurance plan during the client intake phase to account for the client’s treatment needs while seeking to maximize the rate of insurance reimbursement by selecting the treatment facility best able to achieve these objectives without regard for the geographic location of the client or the treatment facility. Accordingly, AAC is focused on maximizing consolidated revenue rather than on an individual facility’s revenue or profitability. Accordingly, the CODM, which AAC has concluded is its Chief Executive Officer, reviews the consolidated operating results for treatment facilities as a whole. Additionally, the CODM reviews statistical measures on a consolidated basis, including call facility statistics, census, and utilization.

United States Securities and Exchange Commission

June 24, 2014

5. Acquisitions

Consolidation of Concorde Real Estate, LLC, page F-18

23.	We note your disclosure on page 47 and 48 that consolidation of Concorde Real Estate, LLC and BHR respectively, were accounted for as business combination as common control did not exist and you have recorded the fair value of the assets and liabilities. Considering the significance of ownership of your officers in these entities, please clarify for us (a) the detailed ownership of AAC, Concorde Real Estate LLC, Greenhouse Real Estate LLC and BHR before the consolidation (b) the basis for your conclusion that no common control existed and (c) explain how your accounting for the consolidation of the entities at fair values is appropriate. Please provide us the specific accounting literature that supports your accounting position.

Response: In response to the Staff’s comment, the Company has provided below an explanation as to (a) the detailed ownership of AAC, Concorde Real Estate LLC, Greenhouse Real Estate LLC and BHR before the consolidation (b) the basis for our conclusion that no common control existed and (c) an explanation of our accounting for the consolidation of the entities at fair value.

Consolidation of Concorde Real Estate, LLC

On June 27, 2012, Concorde entered into a term loan to refinance existing indebtedness, and AAC provided a guarantee of Concorde’s obligations under the term loan. Based on the guarantee of Concorde’s debt and AAC’s ability to direct the activities that most significantly impacted the economic performance of Concorde by AAC’s performance under the lease with Concorde, AAC determined Concorde was a VIE and AAC was the primary beneficiary. Accordingly, AAC consolidated Concorde on June 27, 2012. The initial consolidation of Concorde was accounted for as a business combination. Although AAC and Concorde have common ownership, the entities were not under common control as defined in EITF Issue 02-05, Definition of Common Control in Relation to FASB Statement No. 141 (“EITF 02-05”). The ownership interests as of June 27, 2012 were as follows:

Concorde Real Estate LLC	Units	Ownership %	Voting %
Michael T. Cartwright	751,020	45.1%	45.1%
Jerrod N. Menz	751,020	45.1%	45.1%
Kirk R. Manz	163,265	9.8%	9.8%

Total	1,665,305	100.0%	100.0%

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June 24, 2014

AAC	Shares(1)	Ownership %	Voting %
Michael T. Cartwright and family	3,327,456	44.0%	42.3%
Jerrod N. Menz and family	3,330,519	44.1%	45.9%
Kirk R. Manz	—	0.0%	0.0%
All other stockholders	898,232	11.9%	11.8%

Total	7,557,267	100.0%	100.0%

(1)	Includes 10,000 shares of Series B Preferred which had voting rights of 100 votes per share. These shares were redeemed in February 2013.

Although EITF 02-05 did not reach a consensus, the Commission staff concluded that common control exists between (or among) separate entities in the following situations:

•	An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity;

•	A group of shareholders holds more than 50 percent of the voting ownership interest of each entity and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists; or

•	Immediate family members (married couples and their children, but not their grandchildren) hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).

As of June 27, 2012, no individual owned or had voting rights of 50% or more of the either Concorde or AAC. Michael T. Cartwright is the Manager and President of Concorde and has general powers and duties of management that are usually vested in the chief executive officer of a corporation. Members of Concorde are only entitled to vote in proportion to their membership interests (i) on a merger or acquisition, (ii) to sell, exchange or dispose of all or substantially all of AAC’s property in certain instances, (iii) to amend the operating agreement, (iv) to admit new members, (v) on the repurchase or redemption of any units and (vi) to make material modifications to the lease. Although the three owners of Concorde as a group collectively owned 88.1% and had voting rights representing 88.2% of AAC shares as of June 27, 2012, there was no oral or written agreement requiring the group of these two entities to collectively vote their shares/units in concert. Based on the above analysis, Concorde and AAC were not under common control as of June 27, 2012. As a result of the entities not being under common control when AAC became the primary beneficiary of the VIE (Concorde), AAC accounted for the consolidation as a business combination in accordance with ASC 810-10-30-2.

United States Securities and Exchange Commission

June 24, 2014

Consolidation of Greenhouse Real Estate, LLC and BHR

On October 8, 2013, AAC determined that it was primary beneficiary of Greenhouse Real Estate, LLC (“Greenhouse”) and BHR, both of which are VIEs because AAC had guaranteed the debt of Greenhouse and BHR. BHR was formed on October 8, 2013 for the purpose of acquiring the membership interests of Greenhouse and Concorde. The initial consolidation of Greenhouse was accounted for as a business combination. Although there was common ownership interest in AAC, Greenhouse and BHR, the entities were not under common control as of October 8, 2013 as defined in EITF Issue 02-05. The ownership interests as of October 8, 2013 were as follows:

Greenhouse Real Estate, LLC	Units	Ownership %	Voting %
Michael T. Cartwright	751,020	45.1%	45.1%
Jerrod N. Menz	751,020	45.1%	45.1%
Kirk R. Manz	163,265	9.8%	9.8%

Total	1,665,305	100.0%	100.0%

Behavioral Healthcare Realty, LLC	Units	Ownership %	Voting %
Michael T. Cartwright	45	45.0%	51.0%
Jerrod N. Menz	45	45.0%	40.1%
Kirk R. Manz	10	10.0%	8.9%

Total	100	100.0%	100.0%

AAC	Shares	Ownership %	Voting %
Michael T. Cartwright and family	3,506,776	37.9%	12.9%
Jerrod N. Menz and family	3,153,279	33.5%	57.9%
Kirk R. Manz	258,273	2.7%	2.7%
All other stockholders	2,490,210	26.5%	26.5%

Total	9,453,886	100.0%	100.0%

Michael T. Cartwright is the Manager and President of Greenhouse and has general powers and duties of management that are usually vested in the chief executive officer of a corporation. Members of Greenhouse are only entitled to vote in proportion to their membership interests (i) on a merger, (ii) to amend the operating agreement and (iii) to admit new members. Mr. Cartwright is also the Manager of BHR. These factors together with his 51% governance rights result in Mr. Cartwright having the power and authority to make all decisions on behalf of BHR other than the following items requiring a vote: (i) changes in the rights or restrictions of the members’ membership interests, (ii) creation of new securities senior to the common units or (iii) capital events. Effectively, Mr. Cartwright controls BHR.

From August 1, 2012 until February 5, 2014, Mr. Menz held Mr. Cartwright’s proxy to vote all of the AAC shares owned by Mr. Cartwright. As a result, Mr. Menz controlled AAC until the proxy was revoked. However, Mr. Menz controlled neither Greenhouse nor BHR. Additionally, no

United States Securities and Exchange Commission

June 24, 2014

individual owns or has voting rights of 50% or more of Greenhouse and Mr. Cartwright controlled BHR. There is no oral or written agreement requiring the ownership group of these two entities to collectively vote their shares/units in concert. Based on the above analysis, Greenhouse, BHR and AAC were not under common control as of October 8, 2013. As a result of the entities not being under common control when AAC became the primary beneficiary of the VIEs (Greenhouse and BHR), AAC accounted for the consolidation of Greenhouse as a business combination in accordance with ASC 810-10-30-2.

Exhibits

24.	We note that you have not filed numerous exhibits. Please note that we may comment on these documents and allow for sufficient time for our review.

Response: The Company acknowledges the Staff’s comment and confirms it will file additional exhibits by amendment when available, allowing the Staff sufficient time to review the requested information prior to requesting effectiveness.

25.	We note that each of your treatment facilities entered into management services agreements with five professional groups. Please file these management services agreements as exhibits to your registration statement or advise us why these agreements are not required to be filed pursuant to Item 601(a) of Regulation S-K. We may have further comment.

Response: The Company acknowledges the Staff’s comment and confirms it will file the management services agreements by amendment when available, allowing the Staff sufficient time to review the agreements prior to requesting effectiveness.

If you have any questions regarding the above, please do not hesitate to call me at (615) 742-6209.

Very truly yours,

/s/ Howard H. Lamar III

Howard H. Lamar III

cc:	Michael T. Cartwright, AAC Holdings, Inc.
Michael P. Heinz, Sidley Austin LLP